UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934 (Amendment No. ___)*
ASTEA INTERNATIONAL INC.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
04622E109
(CUSIP Number)
September 21, 2005
(Date of Event Which Requires Filing of this Statement)
     Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04622E109	Page 2 of 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) FieldCentrix, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION California, USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 421,106

	6	SHARED VOTING POWER 0

	7	SOLE DISPOSITIVE POWER 421,106

	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 421,106 shares of Common Stock, par value $0.01

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.2%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 04622E109	Page 3 of 6
Item 1.
(a)	Name of Issuer:

Astea International Inc.

(b)	Address of Issuer’s Principal Executive Offices:

240 Gibraltar Road Horsham, Pennsylvania 19044
Item 2.
(a)	Name of Person Filing:

FieldCentrix, Inc.

(b)	Address of Principal Business Office:

8 Hughes Irvine, California 92619

(c)	Citizenship:

See Item 4 of Cover Page

(d)	Title of Class of Securities:

See Cover Page

(e)	CUSIP Number:

See Cover Page
Item 3.
     If this statement is filed pursuant Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act;

(b)	☐ Bank as defined in Section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with Section 240.13d-1(b)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;

CUSIP No. 04622E109	Page 4 of 6
(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).
Item 4. Ownership.
(a)	Amount Beneficially Owned:

See Item 9 of Cover Page

(b)	Percent of Class:

See Item 11 of Cover Page[1]

(c)	Number of Shares as to Which the Person Has:
(i)	sole power to vote or to direct the vote of:

See Item 5 of Cover Page

(ii)	shared power to vote or to direct the vote of:

See Item 6 of Cover Page

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of Cover Page

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of Cover Page
Item 5. Ownership of 5% or Less of Class.
Not applicable
Item 6. Ownership of More Than 5% on Behalf of Another Person.
Not applicable
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable
Item 8. Identification and Classification of Members of the Group.
Not applicable
Item 9. Notice of Dissolution of Group.
Not applicable

[1]	Percentage based upon 2,966,635 shares of Common Stock outstanding, as reported by the issuer on its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005.

CUSIP No. 04622E109	Page 5 of 6
Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 04622E109	Page 6 of 6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 30, 2005	/s/ Steve Hamerslag
Steve Hamerslag
Chairman of the Board